EXHIBIT 99.2


                          OFFICE OF THRIFT SUPERVISION
                           DEPARTMENT OF THE TREASURY
                              Washington D.C. 20552

                                   FORM 10-QSB

[U] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the quarterly period ended December 31, 1998

                                       Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from  _____ to ______

                Office of Thrift Supervision Docket Number: 0143

                Wake Forest Federal Savings and Loan Association
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)

          North Carolina                                56-0440967
          --------------                                ----------
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                    Identification No.)

                             302 South Brooks Street
                        Wake Forest, North Carolina 27587
                        ---------------------------------
               (Address of principal executive office) (Zip code)

                                 (919)-556-5146
                                 --------------
                         (Registrant's telephone number)

                                       N/A
                                       ---
              (Former name, former address and former fiscal year,
                          if changed since last report)

Indicate by check U whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes [X]       No  [_]

As of February 1, 1999 there were issued and outstanding 1,215,862 shares of the Registrant's common stock, $.01 par value Transitional Small Business Disclosure
Format: Yes  [_]  No [x]

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
                                    CONTENTS

                                                                              Page
                                                                             -------

PART I - FINANCIAL INFORMATION
Item 1.  Financial Statements

Statements of financial condition at December 31, 1998 (unaudited)
 and September 30, 1998                                                         1

Statements  of income for the three months ended  December 31, 1998
 and December 31, 1997 (unaudited)                                              2

Statements of comprehensive  income for the three months ended
 December 31, 1998 and December 31, 1997 (unaudited)                            3

Statements  of cash  flows for the three  months  ended  December  31,
 1998 and December 31, 1997 (unaudited)                                         4

Notes to financial statements (unaudited)                                     5-8

Item 2.  Management's Discussion and Analysis of Financial Condition          9-16
 and Results of Operations

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings                                                     17
Item 2.  Changes in Securities                                                 17
Item 3.  Defaults upon Senior Securities                                       17
Item 4.  Submission of Matters to a Vote of Security Holders                   17
Item 5.  Other Information                                                     17
Item 6.  Exhibits and Reports on Form 8-K                                      17
Signatures                                                                     18



WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION


STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND SEPTEMBER 30, 1998

                                                               December 31,    September 30,
ASSETS                                                             1998            1998
                                                              --------------   ---------------
                                                                (Unaudited)
Cash and short-term cash investments                         $  17,010,200      $ 15,311,350
Investment securities:
Available for sale, at estimated market value                    2,512,300         2,785,100
FHLB stock                                                         364,100           364,100
Loans receivable, net                                           55,496,350        55,363,450
Accrued interest receivable, investments                            39,050            25,550
Property and equipment, net                                        455,300           459,550
Prepaid expenses and other assets                                   46,000            51,350
                                                              -------------      ------------
Total Assets                                                 $  75,923,300      $ 74,360,450
                                                              ==============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                     $  61,062,650      $ 60,037,950
Accrued expenses and other liabilities                             296,000           303,200
Dividends payable                                                  145,900           145,900
Note payable- ESOP                                                 250,150           264,850
Income taxes payable                                               159,750                --
Deferred income taxes                                              256,050           170,600
Redeemable common stock held by the ESOP
net of unearned ESOP shares                                        244,250           270,750
Total liabilities                                               62,414,750        61,193,250
Stockholders' equity:
Preferred  stock,  authorized  1,000,000  shares,  none issued          --                --
Common stock, par value $ .01, authorized 5,000,000 shares,

issued and outstanding 1,215,862 shares                             12,150            12,000
Additional paid-in capital                                       4,790,650         4,772,950
Unrealized gain on securities available for sale, net of tax       616,500           477,100
Retained earnings, substantially restricted                      8,089,250         7,905,150
                                                             --------------    --------------
Total stockholders' equity                                      13,508,550        13,167,200
                                                             --------------    --------------
Total liabilities and stockholders' equity                   $  75,923,300      $ 74,360,450
                                                             ==============    ==============

See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF INCOME (UNAUDITED)
Three Months Ended December 31, 1998 and 1997

                                                       1998             1997
                                                    ----------        ----------
Interest and dividend income:
Loans                                          $     1,321,400  $      1,257,250

Investment securities                                   36,450            41,400
Short-term cash investments                            193,950           133,000
                                                    ----------        ----------
TOTAL INTEREST INCOME                                1,551,800         1,431,650
                                                    ----------        ----------
Interest expense:

Interest on deposits                                   805,950           701,450
Interest on ESOP debt                                    5,300             6,650
                                                    ----------        ----------
                                                       811,250           708,100
                                                    ----------        ----------
NET INTEREST INCOME                                    740,550           723,550
                                                    ----------        ----------
Noninterest income:

Service charges and fees                                 8,550             7,700
Other                                                    1,800             1,900
                                                    ----------        ----------
                                                        10,350             9,600
                                                    ----------        ----------
Noninterest expense:

Compensation and benefits                              160,550           158,650
Occupancy                                                7,500             7,600
Federal insurance and operating assessments             14,650            13,050
Data processing and outside service fees                28,500            22,300
Other operating expense                                 82,550            75,150
                                                    ----------        ----------
                                                       293,750           276,750
                                                    ----------        ----------
INCOME BEFORE INCOME TAXES                             457,150           456,400
Income taxes                                           171,350           180,250
                                                    ----------        ----------
NET INCOME                                     $       285,800  $        276,150
                                                    ==========        ==========
Basic earnings per share                       $          0.24  $           0.24
                                                    ==========        ==========
Diluted earnings per share                     $          0.24  $           0.23
                                                    ==========        ==========
Dividends paid per share                       $          0.12  $           0.10
                                                    ==========        ==========


See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSSOCIATION
STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997

                                                                   1998               1997
                                                                 ----------        ----------
Net income                                                  $      285,800    $      276,150
                                                                 ----------        ----------
Other comprehensive income, net of tax:
Unrealized gains on securities:
Unrealized holding gains arising during the period                 139,400            58,750
Less: reclassification adjustment for gains included in
net income                                                              --                --
                                                                 ----------        ----------
OTHER COMPREHENSIVE INCOME                                         139,400            58,750
                                                                 ----------        ----------
COMPREHENSIVE INCOME                                        $      425,200    $      334,900
                                                                 ==========        ==========

See Notes to Financial Statements.

WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

STATEMENTS OF CASH FLOWS (UNAUDITED)
THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997


                                                                     1998             1997
                                                                 ----------        ----------
Net income                                                    $     285,800    $    276,150

Adjustments to reconcile net income to net

cash provided by operating activities:

Depreciation                                                          7,750           8,800
ESOP contribution expense charged to paid-in capital                  3,700          13,700
Amortization of discounts/premiums on investment securities          (2,350)
Amortization of unearned ESOP shares                                 14,700          14,700
Amortization of unearned RRP shares                                  14,150
Changes in assets and liabilities:

Prepaid expenses and other assets                                     5,350           9,600
Accrued interest receivable                                         (13,500)         (7,250)
Income tax refund receivable                                                         13,300
Accrued expenses and other liabilities                               (7,200)        (21,750)
Income taxes payable                                                159,750         166,950
                                                                 ----------        ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           468,150         474,200
                                                                 ----------        ----------
Cash Flows From Investing Activities
Net (increase) decrease  in loans receivable                       (132,900)        804,850
Maturity of available for sale investment securities                500,000
Purchase of property and equipment                                   (3,500)           (600)
                                                                 ----------        ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES                           363,600         804,250
                                                                 ----------        ----------
Cash Flows From Financing Activities
Net increase (decrease)  in deposits                              1,024,700       5,372,300
Principal payments on ESOP debt                                     (14,700)        (14,700)
Dividends paid                                                     (142,900)       (119,100)
                                                                 ----------        ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           867,100       5,238,500
                                                                 ----------        ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                         1,698,850       6,516,950
Cash and cash equivalents:
Beginning                                                        15,311,350       5,804,650
                                                                 ----------        ----------
Ending                                                        $  17,010,200    $ 12,321,600
                                                                 ==========        ==========
Supplemental Disclosure of Cash Flow Information:
Cash payments of interest                                     $     790,500    $    735,900
                                                                 ==========        ==========
Supplemental Disclosure of Noncash transactions:
Increase in ESOP put option charged to retained earnings      $      41,200    $    108,150

Increase in unrealized gain on investment securities                224,850          58,750




See Notes to Financial Statements.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS


          NATURE OF BUSINESS

The Association is located in Wake Forest, North Carolina and it's principal activities consist of obtaining savings deposits and providing mortgage credit to customers in its primary market area, the counties of Wake, Franklin and Granville, North Carolina. The Association's primary regulator is the Office of Thrift Supervision and its deposits are insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC).

On October 23, 1995, the Board of Directors of Wake Forest Federal Savings and Loan Association adopted a Plan of Reorganization and the Stock Issuance Plan (collectively the "Plans") under which the Association exchanged its federal mutual savings and loan charter for a federal stock savings and loan charter, conducted a minority stock offering, and formed Wake Forest Bancorp MHC, a mutual holding company which owns at least 51% of the common stock to be issued by the Association. The Association conducted its minority stock offering in February and March of 1996 and the closing occurred on April 3, 1996. The Association issued 515,000 shares in the minority stock offering and issued an additional 41,200 shares to its Employee Stock Ownership Plan (the "ESOP") and 635,000 shares to the mutual holding company.

Members of the mutual holding company consist of depositors and certain borrowers of the Association, who have the sole authority to elect the board of directors of the mutual holding company for as long as it remains in mutual form. Initially, the mutual holding company's principal assets consisted of shares of the Association's common stock received in the reorganization and $100,000 in cash received from the Association. The mutual holding company has since received its proportional share of dividends declared and paid by the Association, and such funds are invested in deposits with the Association. The mutual holding company, which by law must own in excess of 50% of the stock of the Association, currently has an ownership interest of 52.2% of the Association. The mutual holding company is registered as a savings and loan holding company and is subject to regulation, examination, and supervision by the Office of Thrift Supervision (the "OTS").

NOTE 2.     REORGANIZATION

On November 16, 1998, the Board of Directors of the Association approved an Agreement and Plan of Reorganization (the Plan of Reorganization). The Plan of Reorganization provides for the establishment of Wake Forest Bancshares, Inc. (the Stock Holding Company) as a stock holding company parent of the Association. The stock holding company will be majority owned by Wake Forest Bancorp, MHC (the MHC), the Association's mutual holding company. The reorganization into the "two-tier" mutual holding company structure (the Reorganization) under the Plan of Reorganization is subject to approval by stockholders of the Association at the Association's annual meeting to be held on February 23, 1999 and by regulatory authorities.

If approved, as a part of the Reorganization, each outstanding share of Association's common stock will be converted into one share of common stock, par value $.01 per share, of the Stock Holding Company, and the holders of the Association's common stock will become the holders of all of the outstanding shares of the

Holding Company's common stock. Accordingly, as a result of the Reorganization, the Association's minority shareholders will become minority shareholders of the Stock Holding Company.

            REORGANIZATION (CONTINUED)

The Stock Holding Company was incorporated solely for the purpose of becoming a savings and loan holding company and has no prior operating history. The Reorganization will have no impact on the operations of the Association or the MHC. The Association will continue its operations at the same location, with the same management, and subject to all the rights, obligations and liabilities of the Association existing immediately prior to the Reorganization.

The Board of Directors of the Association presently intends to capitalize the Stock Holding Company with up to $100,000. Future capitalization of the Stock Holding Company will depend upon dividends declared by the Association based on future earnings, or the raising of additional capital by the Stock Holding Company through a future issuance of securities, debt or by other means. The Board of Directors of the Stock Holding Company has no present plans or intentions with respect to any future issuance of securities or debt at this time. Furthermore, as long as it is in existence, the MHC must own at least a majority of the Stock Holding Company's outstanding voting stock.

The Reorganization will be treated similar to a pooling of interests for accounting purposes. Therefore, the consolidated capitalization, assets, liabilities, income and expenses of the Stock Holding Company immediately following the Reorganization will be substantially the same as those of the Association immediately prior to consummation of the Reorganization, all of which will be shown on the Stock Holding Company's books at their historical recorded values.

          BASIS OF PRESENTATION

The accompanying unaudited financial statements (except for the statement of financial condition at September 30, 1998, which is audited) have been prepared in accordance with generally accepted accounting principles for interim financial information and Regulation S-B. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (none of which were other than normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. The results of operations for the three month period ended December 31, 1998 is not necessarily indicative of the results of operations that may be expected for the Association's fiscal year ending September 30, 1999.

The accounting policies followed are as set forth in Note 1 of the Notes to Financial Statements in the Association's September 30, 1998 Annual Report. During the current quarter, the Association adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." This statement was adopted effective October 1, 1998 as explained in Note 6 below.

          DIVIDENDS DECLARED

On December 21, 1998, the Board of Directors of the Association declared a dividend of $0.12 a share for stockholders of record as of December 31, 1998 and payable on January 11, 1999. The dividends declared were accrued and reported as dividends payable on the December 31, 1998 Statement of Financial Condition. Wake Forest Bancorp, Inc., the mutual holding company, did not waive the receipt of dividends declared by the Association.

          EARNINGS PER SHARE

The Association adopted statement of Financial Accounting Standard No. 128 during the quarter ended December 31, 1997. This statement requires dual presentation of basic and diluted EPS with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. This presentation has been adopted for all periods presented. The weighted average shares used to compute EPS were 1,175,410 and 1,176,816 for basic and diluted EPS, respectively, for the three months ended December 31, 1998 and 1,160,298 and 1,193,563 for basic and diluted EPS, respectively, for the three months ended December 31, 1997. There were no adjustments required to net income for either quarter in the computation of diluted earnings per share. The reconciliation of weighted average shares outstanding for the computation of basic and diluted earnings per share for the quarters ended December 31, 1998 and 1997 is presented below.

                                                                    1988              1997
                                                                 ----------        ----------
   Weighted average shares outstanding for Basic EPS             1,175,410        1,160,298
   Plus incremental shares from assumed issuances of shares
   pursuant to stock option and stock award plans                    1,406           33,265
   Weighted average shares outstanding for diluted EPS           1,176,816        1,193,563
                                                                 ==========       ===========



NOTE 6.     ADOPTION OF SFAS STATEMENT NO. 130

The FASB has issued SFAS No. 130, "Reporting Comprehensive Income," which the Association was required to adopt as of October 1, 1998. The Statement requires the classification of items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, and are therefore included in changes in equity. Other comprehensive income includes all such changes in equity other than those resulting from investments by owners and distributions to owners.

SFAS No. 130 does not require a specific format for displaying comprehensive income and its components in a financial statement other than it must be displayed with the same prominence as other financial statements that constitute a full set of financial statements. The Association has elected to display comprehensive income in a separate statement of comprehensive income that begins with net income. The only item of other comprehensive income that the Association currently has is associated with changes in unrealized gains and losses on securities classified as available for sale. The tax effects related to the components of other comprehensive income are shown below for the three month periods ended December 31, 1998 and 1997.



                                                           Three Months Ended December 31, 1998
                                                      ------------------------------------------------
                                                       Before Tax           Tax           Net-of-Tax
                                                         Amount           Expense           Amount
                                                      --------------   ---------------   -------------
Unrealized gains on securities:
Unrealized holding gains arising during period      $     224,850    $      (85,450)    $     139,400
                                                      ==============   ===============   ==============


                                                           Three Months Ended December 31, 1997
                                                      ------------------------------------------------
                                                       Before Tax      Tax (Expense)      Net-of-Tax
                                                         Amount          or Benefit         Amount
                                                      --------------   ---------------   -------------
Unrealized gains on securities:
Unrealized holding gains arising during period      $      94,750     $      (36,000)   $      58,750

                                                      ==============   ===============   ==============



               WAKE FOREST FEDERAL  SAVINGS AND LOAN  ASSOCIATION
           MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND DECEMBER 31, 1998:

Total assets increased by $1.6 million to $75.9 million at December 31, 1998 from $74.3 million at September 30, 1998. Total assets increased during the three months ended December 31, 1998 primarily due to an increase in deposits of approximately $1.0 million, earnings for the quarter of $285,800, and appreciation in the Association's investment in available for sale securities of $224,850. The deposit increase created an increase in cash and short term cash investments of $1.7 million for the quarter.

Net loans receivable increased by $132,900 to $55.5 million at December 31, 1998 from $55.4 million at September 30, 1998. The increase was caused primarily by an increase in construction lending. Assuming interest rates remain fairly stable, management believes that its loan portfolio has potential for continued growth because the Association operates in lending markets that have had sustained loan demand over the past several years.
However, there can be no assurances that such loan demand can or will continue.

Investment securities decreased by $272,800 to $2.9 million at December 31, 1998 from $3.2 million at September 30, 1998. The decrease is attributable to a maturing $500,000 bond during the quarter, and was partially offset by unrealized quarterly gains of $224,850 in the Association's portfolio of investment securities. At the end of the current quarter, the Association invested $5.0 million in time deposits, which have maturities throughout 1999. These time deposits currently have interest rates which are excess of daily-rate deposits, and are reported as short-term investments in the Association's statement of financial condition at December 31, 1998.

The Association had no borrowings outstanding during the quarter other than the loan incurred by the ESOP for purchase of common stock in the Offering. The ESOP borrowed $412,000 for its purchase of stock from an outside financial institution on April 3, 1996. During the three month period ended December 31, 1998, the Association made principal payments totaling $14,700 plus interest on the ESOP note, reducing the outstanding balance of the note to $250,150 at December 31, 1998. The Association is committed to making retirement plan contributions sufficient to amortize the debt over its seven year term, and as such, has reported the debt on its balance sheet. The Association recorded retirement plan contributions of approximately $20,000 during the three month period ended December 31, 1998 for principal and interest payments on the debt. The Association also reported $3,700 in additional retirement plan expense and credited paid-in capital equal to the increase in the fair value of its common stock on ESOP shares allocated to participants in the Plan during the three month period ended December 31, 1998. The Association has recorded a liability of $244,250 at December 31, 1998 for the ESOP put option.

           WAKE FOREST FEDERAL  SAVINGS AND LOAN  ASSOCIATION
        MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

There were no changes in the Association's capital structure during the three month period ended December 31, 1998. Retained earnings increased by $184,100 to $8.1 million at December 31, 1998 from $7.9 million at September 30, 1998. The increase is attributable to the Association's earnings during the three month period ended December 31, 1998, reduced by $142,900 in dividends declared during the three month period ended December 31, 1998 and a $41,200 credit to retained earnings to reflect the change in the fair value of the ESOP shares subject to the put option. At December 31, 1998, the Association's regulatory capital amounted to $12.9 million, which as a percentage of total assets was 17.21%, and was considerably in excess of the regulatory capital requirements at such date.

ASSET QUALITY:

The Association's level of nonperforming loans, defined as loans past due 90 days or more, as a percentage of loans outstanding, was .23% at December 31, 1998 and .24% at September 30, 1998. The Association's level of nonperforming loans has remained consistently low in relation to prior periods and total loans outstanding. The Association did not charge off any loans during the three month period ended December 31, 1998, and had no foreclosed properties outstanding at any time during the current quarter. As a result, and based on management's analysis of the adequacy of its allowances, no provision for additional loan loss allowances was made during the three month period ended December 31, 1998. The Association's loan loss allowance was $263,000 at December 31, 1998, which was 205.45% of total nonperforming loans outstanding on such date.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS


Comparison of Operating Results for the Three Months Ended December 31, 1998 and 1997:

GENERAL. Net income for the three month period ended December 31, 1998 was $285,800, or $9,650 more than the $276,150 earned during the same period in 1997. As discussed below, minor increases in net interest income between the comparable periods coupled with minor increases in noninterest expenses was primarily responsible for the change in net income.

INTEREST INCOME. Interest income increased by $120,150 from $1,431,650 for the three months ended December 31, 1997 to $1,551,800 for the three months ended December 31, 1998. The increase was attributable primarily to an overall increase in the volume of interest-earning assets outstanding, which were approximately $7.5 million higher during the three month period ended December 31, 1998 than the comparable period in 1997. The Association's yield on interest earning assets decreased from 8.25% for the quarter ending December 31, 1997 to 7.85% for the current quarter. The decrease occurred primarily due to a overall decline in market interest rates (the majority of the Association's loans have 3-5 year adjustable features or are tied to Prime) and an increase in the volume of short-term interest earning assets (with lower yields) during the current quarter as compared with the same period last year.

INTEREST EXPENSE. Interest expense increased by $103,150 from $708,100 for the three months ended December 31, 1997 to $811,250 for the three months ended December 31, 1998. The increase was primarily the result of an increase in volume of interest bearing deposits, which increased by approximately $7.0 million during the three months ended December 31, 1998 as compared with the three months ended December 31, 1997. The increase in interest expense associated with the increase in outstanding deposits was partially offset by a lower cost of funds, which declined from 5.32% for the quarter ending December 31, 1997 to 5.19% for the current quarter.

NET INTEREST INCOME. Net interest income increased by $17,000 from $723,550 for the three months ended December 31, 1997 to $740,550 for the three months ended December 31, 1998. As explained above, the increase resulted primarily from an increase in the volume of interest earning assets coupled with a decline in the Association's interest rate spread between the periods.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                             AND RESULTS OF OPERATIONS

Comparison of Operating Results for the Three Months Ended December 31, 1998 and 1997 (Continued):

PROVISION FOR LOAN LOSSES. No provisions for loan losses were made during the three month periods ended December 31, 1998 and 1997. Provisions, which are charged to operations, and the resulting loan loss allowances are amounts the Association's management believes will be adequate to absorb potential losses on existing loans that may become uncollectible. Loans are charged off against the allowance when management believes that collectibility is unlikely. The evaluation to increase or decrease the provision and resulting allowances is based both on prior loan loss experience and other factors, such as changes in the nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions.

The Association's level of nonperforming loans remained consistently low in relation to prior periods and total loans outstanding during the three month period ended December 31, 1998. In addition, the Association did not charge-off any loans or acquire any foreclosed properties during the three month period ended December 31, 1998.

At December 31, 1998, the Association's level of general valuation allowances for loan losses amounted to $263,000, which management believes is adequate to absorb any existing inherent losses in its loan portfolio.

NONINTEREST EXPENSE. Noninterest expense increased by $17,000 to $293,750 for the three month period ended December 31, 1998 from $276,750 for the comparable quarter in 1997. Although there was no significant dollar increase in any category of noninterest expense between the quarters, the higher percentage increase in data processing expense during the three month period ended December 31, 1998 as compared with the same period in 1997 was caused primarily due to certain "Year 2000" related costs and an increased volume of outstanding customer accounts. The expenses associated with the formation of the stock holding company described in Note 2 to the Financial Statements will cause other operating expenses to be marginally higher during the remainder of fiscal year 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

CAPITAL RESOURCES AND LIQUIDITY:

The term "liquidity" generally refers to an organization's ability to generate adequate amounts of funds to meet its needs for cash. More specifically for financial institutions, liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, and provide funds for debt service, dividends to stockholders, and other institutional commitments. Funds are primarily provided through financial resources from operating activities, expansion of the deposit base, borrowings, through the sale or maturity of investments, the ability to raise equity capital, or maintenance of shorter term interest-earning deposits.

During the three month period ended December 31, 1998, cash and cash equivalents, a significant source of liquidity, increased by approximately $1.7 million. Proceeds from the Association's operations contributed an $468,150 in cash during the period. Additionally, maturing investments was the source of $500,000 in increased cash. An increase in deposits of approximately $1.0 million, offset by dividends paid of $142,900 was the source of approximately $867,000 of cash from financing activities.

As a federally chartered savings association, Wake Forest Federal must maintain a daily average balance of liquid assets equal to at least 4% of withdrawable deposits and short-term borrowings. The Association's liquidity ratio at December 31, 1998, as computed under OTS regulations, was considerably in excess of such requirements. Given its excess liquidity and its ability to borrow from the Federal Home Loan Bank, the Association believes that it will have sufficient funds available to meet anticipated future loan commitments, unexpected deposit withdrawals, and other cash requirements.

YEAR 2000 ISSUE:

The "Year 2000 Problem" centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. Like most financial service providers, the Association and its operations may be significantly affected by the Year 2000 Problem due to the nature of financial information. Software, hardware, and equipment both within and outside the Association's direct control and with whom the Association electronically or operationally interfaces (e.g. third party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information) are likely to be affected.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

YEAR 2000 ISSUE (CONTINUED):

Furthermore, if computer systems are not adequately changed to identify the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the Association could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities.

In addition, non-information technology systems, such as equipment like telephones and copiers may also contain embedded technology which controls its operation and which may be effected by the Year 2000 Problem. When the Year 2000 arrives, systems, including some of those with embedded chips, may not work properly because of the way they store date information. They may not be able to deal with the date 01/01/00, and may not be able to deal with operational 'cycles' such as 'do X every 100 days'. Thus, even non-information technology systems may affect the normal operations of the Association upon the arrival of the Year 2000. Under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Association's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Problem could result in a significant adverse impact on the Association's products, services and competitive condition.

In order to address the Year 2000 Issue and to minimize its potential adverse impact, management has begun a process to identify areas that will be affected by the Year 2000 Problem, assess its potential impact on the operations of the Association, monitor the progress of third party software vendors in addressing the matter, test changes provided by these vendors, and develop contingency plans for any critical systems which are not effectively reprogrammed. A committee of senior officers of the Association has been formed to evaluate the effects that the upcoming Year 2000 could have on computer programs utilized by the Association. The Association's plan is divided into the five phases:

     (1) Awareness. Define the problem, obtain executive level support and develop an overall strategy. This phase was completed in April 1998.

     (2) Assessment. Identify all systems and the criticality of the systems. This phase was completed in June 1998.

     (3)  Renovation.  Program  enhancements,  hardware and  software  upgrades,
          system  replacements,  and  vendor  certifications.   This  phase  was
          completed in December 1998.

     (4) Validation. Test and verify system changes and coordinate with outside parties. This phase is in process with a scheduled completion date of April 1999.

     (5) Implementation. Components certified as Year 2000 compliant and moved to production. This phase is in process with a scheduled completion date of July 1999.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION
            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

YEAR 2000 ISSUE (CONTINUED):

Third party vendors provide the majority of software used by the Association. All of the Association's vendors are aware of the Year 2000 situation, and each has assured the Association that it is currently working to have its software compliant by July 1999, and testing for the critical applications began in April 1998. This will enable the Association to devote substantial time to the testing of the upgraded systems prior to the arrival of the millennium. The Association utilizes the service of a third party vendor to provide the software which is used to process and maintain most mortgage and deposit customer-related accounts. This vendor has provided the Association with a software version which has been certified to be Year 2000 compliant. Testing by the Association is underway to verify compliance for its application and usage. The Association presently believes that with modifications to existing software and conversions to new software, the Year 2000 Problem will be mitigated without causing a material adverse impact on the operations of the Association. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Problem could have an impact on the operations of the Association.

In addition, monitoring and managing the Year 2000 project will result in additional direct and indirect costs to the Association. Direct costs include potential charges by third party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and any resulting costs for developing and implementing contingency plans for critical software products which are not enhanced. Indirect costs will principally consist of the time devoted by existing employees in monitoring software vendor progress, testing enhanced software products and implementing any necessary contingency plans. The Association has spent approximately $42,000 on Year 2000 related costs to date and estimates that it will spend an additional $24,000 for Year 2000 compliance. Both direct and indirect costs of addressing the Year 2000 Problem will be charged to earnings as incurred. The Association does not believe that such costs will have a material effect on results of operations. However, there can be no guarantee that the systems of other companies on which the Association's systems rely will be timely converted, or that a failure to convert by another company or a conversion that is incompatible with the Association's systems, would not have a material adverse effect on the Association.

The costs of the project and the date on which the Association plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Statements herein regarding estimated future expense levels and other matters may constitute forward-looking statements under the federal securities laws. Such statements are subject to certain risks and uncertainties. Undue reliance should not be placed on this information. These estimates are based on the current expectations of management, which may change in the future due to a large number of potential events, including unanticipated future developments.

                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION


Part II.  OTHER INFORMATION

        Item 1.   Legal Proceedings
                  The Association is not engaged in any legal proceedings at the present time. From time to time, the Association is a party to legal proceedings within the normal course of business wherein it enforces its security interest in loans made by it, and other matters of a similar nature.

        Item 2.   Changes in Securities
                  None

        Item 3.   Defaults Upon Senior Securities
                  None

        Item 4.   Submission of Matters to a Vote of  Security Holders
                  None

        Item 5.   Other Information
                  None

        Item 6.   Exhibits and Reports on Form 8-K
                  a)       Not applicable
                  b) No reports on Form 8-K were filed for the period covered by this report

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                WAKE FOREST FEDERAL SAVINGS AND LOAN ASSOCIATION

        Dated  February 1, 1999            By:     /s/ Anna O. Sumerlin
        ------------------------------            ------------------------------
                                                  Anna O. Sumerlin
                                                  President and CEO

        Dated  February 1, 1999            By:     /s/ Robert C. White
        ------------------------------            ------------------------------
                                                  Robert C. White
                                                  Chief Financial Officer and VP


                                       20